UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
Furr's Restaurant Group, Inc.
-----------------------------------------
(Name of Issuer)
Common Stock, $.01 Par Value
-----------------------------------------
(Title of Class Securities)
361115603
-----------------------------------------
(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
December 30, 2002
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP NO. 361115603  PAGE 2 OF 10 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sky High Investments, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/X/
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
USA

              7 SOLE VOTING POWER
NUMBER OF       4,609,819 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        0
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          4,609,819 SHARES
WITH         10 SHARED DISPOSITIVE POWER
                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
4,609,819 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.2%

14 TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D/A
CUSIP NO. 361115603  PAGE 3 OF 10 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Rock Finance, LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/X/
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       0
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        0
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          0
WITH         10 SHARED DISPOSITIVE POWER
                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14 TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D/A
CUSIP NO. 361115603  PAGE 4 OF 10 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Grace Brothers, Ltd.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/X/
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              7 SOLE VOTING POWER
NUMBER OF       0
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        0
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          0
WITH         10 SHARED DISPOSITIVE POWER
                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14 TYPE OF REPORTING PERSON*
BD,PN

SCHEDULE 13D/A
CUSIP NO. 361115603  PAGE 5 OF 10 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Spurgeon Corporation

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/X/
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS CORPORATION

              7 SOLE VOTING POWER
NUMBER OF       0
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        0
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          0
WITH         10 SHARED DISPOSITIVE POWER
                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14 TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D/A
CUSIP NO. 361115603  PAGE 6 OF 10 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bun Partners, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/X/
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              7 SOLE VOTING POWER
NUMBER OF       0
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        0
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          0
WITH         10 SHARED DISPOSITIVE POWER
                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14 TYPE OF REPORTING PERSON*
CO

SCHEDULE 13D/A
CUSIP NO. 361115603  PAGE 7 OF 10 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bradford T. Whitmore

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/X/
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
USA

              7 SOLE VOTING POWER
NUMBER OF       4,609,819 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        0
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          4,609,819 SHARES
WITH         10 SHARED DISPOSITIVE POWER
                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
4,609,819 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.2%

14 TYPE OF REPORTING PERSON*
IN

Page 8 of 10 Pages
Item 1.  Security and Issuer

This Schedule 13D/A relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Furr's Restaurant Group, a Delaware corporation, (the
"Company"). The principal executive office of the Company is located at 3001 East President George Bush
Highway, Suite 200, Richardson, TX, 75082.

Item 2.  Identity and Background

The statement is filed on behalf of Rock Finance, LP, an Illinois limited partnership ("Rock"), and its general partners, Bun Partners, Inc., an Illinois corporation
("Bun"), and Spurgeon Corporation ("Spurgeon"), an
Illinois corporation. The statement is also filed on behalf of Grace Brothers, Ltd., an Illinois limited partnership ("Grace"), and also incorporates reporting by the general partners of Grace: Bradford T. Whitmore
("Whitmore") and Spurgeon. Whitmore is the president, sole shareholder and director of Bun. This statement is also filed by Sky High Investments, LLC ("Sky High"), an
Illinois Limited Liability Company.  The sole member of Sky
High is Whitmore. The principal business of Sky High is acting as an investor. The address of Sky High is 1560
Sherman Ave., Ste. 900, Evanston, IL 60201. Sky High has not, during the last 5 years, been convicted in a criminal proceeding. Sky High has not, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The foregoing are hereafter referred to as the "Filers".

Item 3. Source and Amount of Funds

The Common Stock purchased as described in Schedule A was purchased by Sky High with working capital.

Item 4. Purpose of Transaction

This amendment to the Schedule 13D filing is being made as Sky High (whose sole member, Whitmore, is also a general partner of Grace, and also the sole shareholder of a general partner of Rock) purchased the Common Stock of the Company held by Grace and Rock, as detailed in Schedule A.
Sky High may, depending on market conditions and other factors that it deems material, purchase additional Common
Stock or dispose of all or a portion of the Common Stock that it now owns or any Common Stock it may hereafter acquire. As a result of this transaction, this Schedule
13D/A will be the final filing for all Filers other than Sky High and Whitmore. As a result of this transaction, shares as to which Whitmore formerly shared voting and dispositive power through Rock and Grace, are now held through Sky High, of which Whitmore is the sole member.

Except as set forth in this Item 4, the Filers do not have any present plans or proposals which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of Schedule 13D under the Act.

Item 5.  Interest in Securities of the Issuer.

(a) Rock and Grace presently hold no shares of the Common
Stock outstanding. Sky High presently holds a total of 4,609,819 shares of the Common Stock, of which all shares are held directly and represent approximately 47.2% of the Common Stock outstanding. Whitmore, as sole member of Sky
High, holds indirectly all the shares held by Sky High.

(b) Sky High has the sole power to vote and dispose of the Common Stock which it beneficially owns.

(c) Aside from the purchase and the sale described in Item
4, there were no transactions in the Common Stock by the Reporting Persons in the past sixty days.

(d) Not applicable.

(e) Not applicable.

Page 9 of 10 Pages

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

The Filers do not have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of Furr's Restaurant Group.

Item 7.  Material to be filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2002

Sky High Investments, LLC

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   Sole Member

Rock Finance, LP

By:/s/ Bradford T. Whitmore
  -------------------------
  Bradford T. Whitmore
  President, Bun Partners, Inc.
  Its:  General Partner

Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.

Spurgeon Corporation

By:/s/ David Allen
   ------------------------
   David Allen
   Vice President
   Spurgeon Corporation

Bun Partners, Inc.

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   President
   Bun Partners, Inc.

Bradford T. Whitmore

By:/s/ Bradford T. Whitmore
   ------------------------

Schedule A

Furr's Restaurant Group Common Stock bought by Sky High from Grace and Rock in privately negotiated transactions:

DATE        AMOUNT      PRICE/SHARE
12/23/2002  1,870,016   $.01
12/23/2002  1,649,971   $.01
12/23/2002  1,089,832   $.01

Furr's Restaurant Group Common Stock sold by Grace to
Sky High in a privately negotiated transaction:

DATE        AMOUNT      PRICE/SHARE
12/23/2002  1,870,016   $.01
12/23/2002  1,649,971   $.01

Furr's Restaurant Group Common Stock sold by Rock to
Sky High in a privately negotiated transaction:

DATE        AMOUNT      PRICE/SHARE
12/23/2002  1,089,832   $.01